Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Med One Oak, Inc.
(Name of Issuer)

Common Stock Par Value $0.001 Per Share
(Class of Securities)

58402Y107
(CUSIP Number)

Ivan Wood, Jr.
9201 Pinecroft Drive
Shenandoah, TX 77380

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box □.

CUSIP No. 58402Y107
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(1)           Names of Reporting Persons:
Ivan Wood, Jr.
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(2)           Check the appropriate box if a member of a group:
(a)  [   ]
(b)  [   ]
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(3)           SEC Use Only

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(4)           Source of Funds:
OO
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(5)           Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
[   ]
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(6)           Citizenship or place of organization:
Texas
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Number of shares beneficially owned by each person with:

(7)	Sole voting power	550,000 Shares

(8)	Shared voting power	0

(9)	Sole dispositive power	550,000 Shares

(10)	Shared dispositive power	0

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(11)           Aggregate amount beneficially owned by each reporting person.
550,000 Shares
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(12)           Check if the aggregate amount in row (11) excludes certain shares
[   ]
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(13)           Percent of class represented by amount in Row (11)
28.1% (See Item 5 for calculation of outstanding shares.)
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(14)           Type of reporting person:
IN
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Item 1.                                Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 (“Common Stock”), of Med One Oak, Inc., a Delaware corporation (the “Company”), whose principal executive office is located at 9201 Pinecroft Drive, Shenandoah, TX 77380.  The Common Stock is traded on the Over the Counter Bulletin Board (symbol:  BDGVD).

Item 2.                                Identity and Background

(a)	This statement is filed by Ivan Wood, Jr. (“Wood”).

(b)	Wood’s current business address is 9201 Pinecroft Drive, Shenandoah, TX 77380.

(c)
Wood is the Chief Executive Officer and President for the Company, whose contemplated principal business is the acquisition and operation of health care related businesses and whose principal business address is 9201 Pinecroft Drive, Shenandoah, TX 77380. Wood is also Of Counsel at Strasburger & Price, LLP, whose principal business is providing legal services and whose business address is 909 Fannin Street, Suite 2300, Houston, TX  77010.

(d), (e)
During the last five years, Wood has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Wood is a citizen of the United States of America.

Item 3.                                Source and Amount of Funds or Other Consideration

550,000 of the shares of Common Stock were acquired by Wood on January 1, 2013 pursuant to a Restricted Stock Agreement dated November 21, 2012 (the “Restricted Stock Agreement”), and issued by the Company in consideration for services to be rendered by Wood to the Company.

Item 4.                                Purpose of Transaction

Pursuant to the Restricted Stock Agreement, Wood was granted 1,100,000 shares of Common Stock to vest in accordance with the following schedule: (a) 550,000 shares vested on January 1, 2013, (b) 225,000 shares vest on January 1, 2014 so long as Wood remains then employed by the Company, and (c) 225,000 shares vest on January 1, 2015 so long as Wood then remains employed by the Company.  The restricted shares were issued to Wood as consideration for his services as Chief Executive Officer and President of the Company with a vesting schedule for retention purposes.  Unvested shares are not eligible to receive dividends and do not possess voting rights.  Wood has no present agreements to do so, but he may acquire additional shares of Common Stock either from the Company or from other stockholders of the Company in privately negotiated transactions, such acquisitions, if made, being for investment purposes.

The Company currently has no assets or operations and is a shell company as defined by Rule 12b-2 under the Securities Exchange Act of 1934, as amended.  The Company and Wood entered into an employment agreement, effective as of January 1, 2013, whereby Wood will became Chief Executive Officer and President of the Company.  Wood and the Company expect to work towards effecting one or more transactions to acquire or purchase as of yet unidentified assets and operations in the health care industry.  No assurances can be given that the Company will succeed in acquiring or purchasing any such assets and operations.  However, any such acquisition or purchase may involve:

•	a material change in the Company’s present capitalization;
•	a material change in the composition of the Company’s board of directors;
•	the issuance of a significant amount of the Company’s securities; and
•	the acquisition of significant assets and commencement of business operations.

Item 5.                                Interest in Securities of the Issuer

Person:	Wood
No. Shares Beneficially Owned:	550,000 Shares of Common Stock
Percent of Outstanding shares	28.1%*

Common Stock outstanding at November 21, 2012	1,959,298*

*           Number of shares of Common Stock outstanding and percent of outstanding shares are based on the number of shares reported as outstanding in the Company’s Form 10-Q for the quarter ended September 30, 2012 (1,159,298 shares) plus the total number of shares granted and vested to Wood pursuant to the Restricted Stock Agreement (550,000 shares), plus to total number of shares granted by the Company, and vested, to another prospective executive officer (250,000 shares) in accordance with a restricted stock agreement, also dated November 21, 2012.

Wood has sole voting and dispositive power with respect to all the Company shares owned by him.

Other than the receipt of the 550,000 Shares of Common Stock of the Company pursuant to his Restricted Stock Agreement, Wood has made no transactions in shares of the Company within the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Stock Agreement between Wood and the Company, Wood agreed to not sell, transfer, pledge, assign or otherwise alienate or hypothecate the shares of Common Stock, which are subject to the vesting schedule described in Item 4 above, for a period of 18 months.  To ensure compliance with such agreement, the Restricted Stock Agreement between Wood and the Company provides that the Company shall maintain possession of the stock certificates representing Wood’s shares of Common Stock until such restriction lapses.  There are no agreements or understandings, other than those addressed herein, among Wood and any other person regarding the securities of the Company, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Attached to this Schedule 13D as Exhibit 7.1 is the Restricted Stock Agreement.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2013.

/ s / Ivan Wood, Jr.
Ivan Wood, Jr.